82-2418

NOTICE OF EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

RECEIVED
2004 AUG 23 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036407

OF

~~GROVE ENERGY LIMITED~~

WPN Resources Ltd

TAKE NOTICE that an Extraordinary General Meeting of the Shareholders of **GROVE ENERGY LIMITED** (hereinafter called the "Company") will be held at **#1710 - 1177 West Hastings Street**, in the City of Vancouver, in the Province of British Columbia on **Tuesday**, the 7th day of **September, 2004** at **11:00 a.m.** (local time) for the purpose of:

1. Approving a Special Resolution to increase the authorized capital of the Company from the current 100,000,000 common shares without par value of which **57,495,478** shares are issued and outstanding to an unlimited number of common shares without par value of which **57,495,478** shares are issued and outstanding.

SUPPL

A member entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the notes accompanying the instrument of proxy enclosed and then complete and return the proxy within the time set out in the notes. As set out in the notes, the enclosed instrument of proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this **12th** day of **August, 2004.**

BY ORDER OF THE BOARD

"Glenn Whiddon"

PRESIDENT

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

dlw 8/23

GROVE ENERGY LIMITED

INFORMATION CIRCULAR
FOR THE EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS
to be held September 7, 2004

This information is given as of **August 12, 2004**

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **GROVE ENERGY LIMITED** (the "Company") for use at the Extraordinary General Meeting (the "Meeting") of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the instrument of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised management in writing that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors, officers or representatives of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.**

The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia V6C 3B8 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, (b) signing and dating a written notice of revocation (in the same manner as the

instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the resolutions placed before the Meeting by management and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgement of the nominee.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On **August 3, 2004, 57,495,478** common shares without par value were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record at the close of business on the **3rd** day of **August, 2004**, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
CDS & Co.(1)	19,262,229	33.5%
Glenn Whiddon (2)	6,705,500	11.66%

.(1) beneficial ownership unknown

(2) Of the 6,705,500 shares thus shown, 145,000 are held in the name of Glenn Whiddon; 6,375,500 shares are held in the name of Rimfire Finance Pty (direct and indirect ownership), and 185,000 are held in the name of Pinnacle Associates—companies controlled directly or indirectly by Glenn Whiddon

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

No informed person, no director of the Company and no associate or affiliate of any such informed person or director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

For the purposes of this Information Circular:

"CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

"Named Executive Officers" means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

B. Summary Compensation Table

The number of Executive Officers of the Company is two, the President and CEO. The aggregate remuneration paid to the Executive Officers for the year ended December 31, 2003 was $46,313 U.S. and Cdn. $2,032.00. The compensation paid for each of the Executive Officers of the Company for the years ended as of December 31, 2003, 2002, and 2001 is set out below.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares Or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Glenn Whiddon President and Director	2003	U.S.$46,313	nil	nil	nil	nil	nil	nil
	2002	US$92,000	nil	nil	475,000 @ $0.24	nil	nil	nil
	2001	US$49,500	nil	nil	nil	nil	nil	nil
Feroz Sultan Chief Executive Officer and Director	2003(1)	Cdn.$2,032	nil	nil	400,000 @ $0.15	nil	nil	nil

(1) Appointed November 2003.

C. Long-term Incentive Plan ("LTIP") Awards

The Company does not have any Long-term Incentive Plans and, save as disclosed above, no remuneration payments were made directly or indirectly, by the Company to its named Executive Officers during the fiscal year ended **December 31, 2003**.

An LTIP means "any Plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year, whether performance is measured by reference to financial performance of a Company or an affiliate or the price of the Company's shares but does not include option or stock appreciation rights, plans or plans for compensation through restricted shares or units".

D. Options and Stock Appreciation Rights ("SARs")

The Company has in place a Stock Option Plan for the purpose of attracting and motivating Directors, Officers, Employees and Consultants of the Company and advancing the interests of the Company by affording such persons the opportunity to acquire an equity interest in the Company through rights granted under the Plan to purchase shares of the Company.

The following table discloses the particulars of the Options or SARs granted to the Named Executive Officers during the Company's completed financial year ended **December 31, 2003**.

Name	Securities Under Options/SARs Granted (#)[1]	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Feroz Sultan	400,000	50%	$0.15	$0.15	Dec. 13, 2006
Gregory Lee	400,000	50%	$0.15	$0.15	Dec. 13, 2006

(1) The Options referred to in this table were granted by the Company on common shares of the Company.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
nil	nil	nil	nil	nil

OPTION AND SAR RE-PRICINGS

There were no re-pricings of Stock Options under the Stock Option Plan or otherwise during the Company's completed financial year ended **December 31, 2003**.

DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not have a defined benefit or actuarial plan.

E. Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have Employment Contracts with the Named Executive Officers. The Named Executive Officers devote a portion of their time to the Company and a portion of their time to other Companies where they are Directors and/or Officers. Accordingly, the named Executive Officers invoice the Company based on the percentage of time each of the individuals devote to the Company.

There are no compensatory plans or arrangements between the Company and a Named Executive Officer with respect to the resignation, retirement or other termination of employment of the Named Executive Officer, a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

F. Compensation of Directors

During the fiscal year ended **December 31, 2003** former director Jeremy Eng and current director Feroz Sultan were compensated in an amount of U.S.$1,000.00 per month. During the same period former director Jeremy Eng received the sum of U.S.$6,000 per month as professional consulting fees relating to the Company's oil and gas concessions.

During the most recently competed financial year, the following stock options were granted to directors who are not Named Executive Officers:

Name	Number of Shares Under Option	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant ($/Share)	Expiration Date
Charles Greenway	400,000	$0.20	$0.20	Feb 24, 2007

During the most recently competed financial year, no stock options were exercised by directors who are not Named Executive Officers.

Other than as set forth in the foregoing, no director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	**1,410,000** **800,000** **400,000** **200,000**	**$0.24** **$0.15** **$0.20** **$0.20**	2,939,547
Equity compensation plans not approved by securityholders	nil	nil	nil
Total			

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, former executive officer, former director, former employee, proposed nominee for election as a director, or associate of any such person has been indebted to the Company or its subsidiaries at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company or its subsidiaries at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

MANAGEMENT CONTRACTS

During the Company's most recently completed financial year ended **December 31, 2003** there were no management functions of the Company, which were to any substantial degree performed by a person other than a Director or senior Officer of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Increase in Authorized Capital

As permitted by the *Business Corporations Act* of the Yukon Territory, management proposes to increase the Company's authorized capital from 100,000,000 common shares without par value of which **57,495,478** shares are issued and outstanding to an unlimited number of common shares without par value of which **57,495,478** will be issued and outstanding. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities including further financings and/or property acquisitions. The Resolution is a Special Resolution which must be passed by not less than two-thirds of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if found fit, to pass the following Special Resolution:

"Be it resolved as a Special Resolution that;

1. The maximum number of common shares that the Company is authorized to issue be increased from 100,000,000 common shares without par value to an unlimited number of common shares without par value;
2. Any one director or officer of the Company, or the solicitors for the Company, be and are hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver all such documentation as may be required for the purpose of giving effect to this Resolution."

OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR at www.sedar.com. Financial Information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended **December 31, 2003**.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

Grove Energy Limited
1500 - 885 West Georgia Street
Vancouver, B.C.
V6C 3E8
Telephone: (604) **669-2099**
Fax: (604) **943-3716**
E-mail: **groveenergy.com**

BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Company's Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the **12th** day of **August, 2004**.

ON BEHALF OF THE BOARD

"GLENN WHIDDON"

PRESIDENT

Grove Energy Limited
Suite 1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8
Phone: 604 669 2099
Fax: 604 943 3716
TSX-V: **GRV**

OFFICER CERTIFICATE

NATIONAL INSTRUMENT 54-101

Re: Extraordinary General Meeting of Shareholders September 7, 2004

The Company wishes to announce that:

a) it will rely on the abridgment provision as stated in 2.20 policy 54-101 (an issuer may abridge the time prescribed in subsections 2.2(1) or 2.5(1) of the Instrument)
b) the proxy-related materials for the meeting have been sent in compliance with this Instrument to all beneficial owners at least 21 days before the date fixed for the meeting;
(c) it has carried out all of the requirements of this Instrument in addition to (b)

"Glenn Whiddon"

Glenn R. Whiddon,
President

FOUR WAYS TO VOTE

In addition to voting by mail or by fax, **REGISTERED HOLDERS CAN VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK.** With your proxy form in hand, our time-saving automated services will prompt you to enter your ID and Code numbers and then guide you through the voting process. (Your ID and Code numbers should be located below your name and address on the proxy. If they are not on the proxy, they will be printed on the back of this flyer.) The system enables you to revote at a later time if you wish to change your vote prior to the cut-off time for submitting your proxy.

If your name, address and codes are not printed on the enclosed form of proxy or on the back of this flyer, your shares are held beneficially for you by your brokerage firm or other financial institution, and this flyer has been sent to you in error. Such security owners are unfortunately unable to use the voting options described herein.

INTERNET VOTING

PCTC Website: http://www.pctc.com/pctcportal/webvote/login.aspx

If you would like to receive notice of and access to Issuers' material over the Internet in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING

1 888 TEL VOTE (1 888 835 8683)

PLEASE NOTE:
A proxyholder that is not a management proxyholder
(ie: named in the instrument of proxy) cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street 10th Floor Vancouver BC V6C 3B8

RETURN YOUR PROXY BY FAX

604 689 8144

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, this Instrument of Proxy authorizes the appointed proxyholder to vote the securities represented hereby with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Pacific Corporate Trust Company** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address is:

Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, British Columbia V6C 3B8
Fax: Within North America: **1-(604) 689-8144**
Telephone voting can be completed at: **1-888-835-8683** ***and Internet voting at:*** **http://www.stocktronics.com/webvote**

Proxy

EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

OF

GROVE ENERGY LIMITED
(the "Company")

TO BE HELD AT: 1710 – 1177 West Hastings Street, Vancouver, BC, V6E 2L3

ON: **Tuesday, September 7, 2004** at **11:00 A.M.**

The undersigned member ("Registered Shareholder") of the Company hereby appoints, GLENN WHIDDON, the President and a Director of the Company, or failing this person, **LEE S. TUPPER**, a solicitor for the Company, or in the place of the foregoing,____________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

US SECURITIES & EXCHANGE COMMISSION
RE: FILE NUMBER 82-2418
OFFICE OF INTL CORP FIN 450 - 5TH ST NW
WASHINGTON DC 20549
USA

2230

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	To approve a Special Resolution to increase the authorized capital of the Company from the current 100,000,000 common shares without par value to an unlimited number of common shares without par value.			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ____________________

Please Print Name: ____________________

Date: ____________________

Number of Shares Represented by Proxy: ____________________
(if this item is left blank, this proxy will represent 100% of the shares registered to the Registered Shareholder).

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE